Exhibit 99.2

CONSENT OF CREDIT SUISSE SECURITIES (USA) LLC

Advanced Digital Information Corporation

11431 Willows Road NE

Post Office Box 97057

Redmond, WA 98073-9757

Members of the Board:

We hereby consent to the inclusion of our opinion letter, dated May 1, 2006, to the Board of Directors of Advanced Digital Information Corporation (the “Company”) as Annex C to the Proxy Statement/Prospectus of the Company relating to the merger providing for Quantum Corporation’s acquisition of the Company and the references made to such opinion in the Proxy Statement/Prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ DAVID A. POPOWITZ
Title:	ManagingDirector

June 12, 2006